SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 4)*

Kiniksa Pharmaceuticals, Ltd.

(Name of Issuer)

Class A common shares, par value $0.000273235 per share

(Title of Class of Securities)

G5269C101

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

July 21, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on the following pages)

(Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G5269C101	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,880,870 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,880,870 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,880,870 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 81,293 Class A common shares (“Class A common shares”) of Kiniksa Pharmaceuticals, Ltd. (the “Issuer”) underlying non-qualified options to purchase Class A common shares on a 1-for-1 basis (“Stock Options”) issued to Felix. J. Baker and Dr. Stephen R. Biggar. See Item 5 of this Amendment No. 4 for a detailed explanation of shares beneficially owned and the percentage of beneficial ownership of the Reporting Persons.

(2) Based on 31,322,354 Class A common shares outstanding as of July 24, 2020 as reported in the Prospectus filed by the Issuer with the Securities and Exchange Commission (“SEC”) on July 23, 2020.

CUSIP No. G5269C101	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,880,870 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,880,870 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,880,870 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 81,293 Class A common shares underlying Stock Options issued to Felix. J. Baker and Dr. Stephen R. Biggar. See Item 5 of this Amendment No. 4 for a detailed explanation of shares beneficially owned and the percentage of beneficial ownership of the Reporting Persons.

(2) Based on 31,322,354 Class A common shares outstanding as of July 24, 2020 as reported in the Prospectus filed by the Issuer with the SEC on July 23, 2020.

CUSIP No. G5269C101	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,903,030 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 2,903,030 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,903,030 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 81,293 Class A common shares underlying Stock Options issued to Felix. J. Baker and Dr. Stephen R. Biggar. See Item 5 of this Amendment No. 4 for a detailed explanation of shares beneficially owned and the percentage of beneficial ownership of the Reporting Persons.

(2) Based on 31,322,354 Class A common shares outstanding as of July 24, 2020 as reported in the Prospectus filed by the Issuer with the SEC on July 23, 2020.

CUSIP No. G5269C101	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,903,030 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 2,903,030 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,903,030 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 81,293 Class A common shares underlying Stock Options issued to Felix. J. Baker and Dr. Stephen R. Biggar. See Item 5 of this Amendment No. 4 for a detailed explanation of shares beneficially owned and the percentage of beneficial ownership of the Reporting Persons.

(2) Based on 31,322,354 Class A common shares outstanding as of July 24, 2020 as reported in the Prospectus filed by the Issuer with the SEC on July 23, 2020.

CUSIP No. G5269C101	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS FBB3 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 7,320
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 7,320
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,320
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 31,322,354 Class A common shares outstanding as of July 24, 2020 as reported in the Prospectus filed by the Issuer with the SEC on July 23, 2020.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker and FBB3 LLC (“FBB3”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Amendment No. 4 is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On July 21, 2020, Kiniksa Pharmaceuticals, Ltd. (the “Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC , J.P. Morgan Securities LLC and BofA Securities, Inc. (the “Underwriters”), related to a public offering (the “Offering”) of 5,952,381 Class A common shares of the Issuer (“Class A common shares”) at a price to the public of $21.00 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 892,857 Class A common shares to cover overallotments, if any. Concurrently with the Offering, the Issuer on July 21, 2020, entered into a private placement agreement (“Private Placement”) with the Funds for the purchase of 1,428,572 non-voting Class A1 common shares of the Issuer (“Class A1”).

Pursuant to the Private Placement which closed on July 24, 2020, 667 and Life Sciences purchased 93,210 and 1,335,362 Class A1, respectively, at the offering price of $21.00 per share, totaling $30,000,012 for 1,428,572 Class A1 in the aggregate. Each of 667 and Life Sciences purchased the Class A1 with their working capital.

On June 30, 2020, Felix J. Baker and Dr. Biggar were each granted 18,760 non-qualified options to purchase Class A common shares on a 1-for-1 basis (“Stock Options”) at an exercise price of $25.48 which vest in equal monthly installments such that they will become fully vested on the first anniversary of the grant date and expire on June 30, 2030. The Stock Options were granted to Felix J. Baker and Dr. Biggar in connection with their service on the Issuer’s Board of Directors (the “Board”) under the Issuer’s 2018 Incentive Award Plan.

Felix J. Baker, a managing member of the Adviser GP and Dr. Stephen R. Biggar, a full-time employee of the Adviser, have served on the Board since October 14, 2015. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service. Felix J. Baker and Dr. Biggar have no voting or dispositive power and no pecuniary interest in the Stock Options. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power and have no direct pecuniary interest in the Stock Options held by Felix J. Baker and Dr. Biggar.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Class A common shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise some of all of the Stock Options, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 4 are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of Class A, Class A1 and Class B1 common shares directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons.

Holder	Class A common shares	Class A1	Class B1
667, L.P.	98,980	1,143,650	1,399,516
Baker Brothers Life Sciences, L.P.	2,700,597	11,638,314	14,658,102
Total	2,799,577	12,781,964	16,057,618

The Class A1 are non-voting and convert at any time at the election of the holder without consideration to Class A common shares subject to limitations on conversion as described below. The Class A1 are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof and their affiliates would not beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in excess of 4.99% of the outstanding Class A common shares or any other class of equity security that is registered pursuant to Section 12 of the Exchange Act. As a result of this restriction, the number of Class A common shares that may be issued on conversion of the Class A1 by the holders may change depending upon changes in the number of outstanding Class A common shares. A holder of Class A1 may increase, decrease or waive this limitation on beneficial ownership by providing the Issuer with 61-days' notice. The Class A1 have no expiration date. Each Class A1 automatically converts into one Class A common share upon transfer, except for transfers to or between affiliated holders.

The Class B1 are non-voting and convert at any time at the election of the holder to either Class B common shares of the Issuer (“Class B common shares”) or Class A common shares, subject to limitations on conversion as described below. The Class B1 are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof and their affiliates would not beneficially own, for purposes of Rule 13d-3 under the Exchange Act, in excess of 4.99% of the outstanding Class A common shares or any other class of equity security that is registered pursuant to Section 12 of the Exchange Act. As a result of this restriction, the number of Class A common shares that may be issued on conversion of the Class B1 by the holders may change depending upon changes in the outstanding number of Class A common shares. A holder of Class B1 may increase, decrease or waive this limitation on ownership by providing the Issuer with 61-days' notice. The Class B1 have no expiration date. The Class B common shares have 10 votes per share while the Class A common shares have 1 vote per share. Each Class B common share is convertible at any time at the election of the holder into one Class A common share. Each Class B1 automatically converts into one Class A common share upon transfer, except for transfers to or between affiliated holders.

Without any limitation on conversion of the Class A1 and Class B1, the Reporting Persons may be deemed beneficial owners of a combined total of 31,720,452 Class A common shares, representing approximately 52.7% of total outstanding Class A common shares assuming that only the Reporting Persons convert (including Class A common shares issuable upon conversion of the Class A1 and Class B1 held by the Funds).

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.,

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

Private Placement Agreement is filed as Exhibits 99.1 and are incorporated by reference herein.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Description

99.1 Private Placement Agreement, dated July 21, 2020, by and among the Issuer and the Funds.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2020

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager